AB 3/17

KH 3/16

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH, D.C.
193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68153

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ProTrade Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

321 South Dixie Highway
(No. and Street)

West Palm Beach	FL	33401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Marinelli — 800-874-3039
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Louis Sternbach & Company, LLP
(Name – *if individual, state last, first, middle name*)

1333 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11020341

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Porzio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ProTrade Securities, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

Managing Member
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PROTRADE SECURITIES, LLC

ACCOUNTANTS' REPORT

FINANCIAL STATEMENTS AND EXHIBITS

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
ProTrade Securities, LLC

We have audited the accompanying statement of financial condition of ProTrade Securities, LLC as of December 31, 2010, and the related statements of income, changes in members' capital, and cash flows for the year ended December 31, 2010 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ProTrade Securities, LLC as of December 31, 2010, and the results of their operations and their cash flows for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Louis Sternbach & Company, LLP

Certified Public Accountants

February 22, 2011
New York, New York

1333 BROADWAY NEW YORK, NY 10018 TEL. (212) 695-6660 FAX (212) 695-7945

PROTRADE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2010

ASSETS

Cash in bank	$ 95,061
Due from brokers	1,893,747
Securities, at market value	135,737
Fixed assets, at cost less accumulated depreciation of $1,157	5,044
Miscellaneous receivables	4,996
	$2,134,585

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES	
Accounts payable and accrued expenses	$ 124,581
Securities short, at market value	48,633
	173,214
MEMBERS' CAPITAL	1,961,371
	$2,134,585

The accompanying notes are an integral part of these financial statements

PROTRADE SECURITIES, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2010

INCOME		
Trading profits		$2,514,374
Interest income		958
Other income		717,618
Total Income		3,232,950
EXPENSES		
Employee compensation	$ 85,435	
Commissions paid	138,487	
Clearing fees	577,442	
Management fees	400,000	
Communications and data processing	254,221	
Occupancy	42,000	
Other expenses	149,043	
Depreciation	972	
Total Expenses		1,647,600
INCOME BEFORE PROVISION FOR INCOME TAXES		1,585,350
PROVISION FOR INCOME TAXES		-0-
NET INCOME		$1,585,350

The accompanying notes are an integral part of these financial statements

PROTRADE SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2010

BALANCE - JANUARY 1, 2010			$2,875,823
Add:	Net income	$1,585,350	
	Capital contributed	825,080	2,410,430
			5,286,253
Less:	Distributions		3,324,882
BALANCE - DECEMBER 31, 2010			$1,961,371

The accompanying notes are an integral part of these financial statements

PROTRADE SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOW FROM OPERATING ACTIVITIES	
Net Income	$1,585,350
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	972
(Increase) decrease in due from brokers	567,884
(Increase) decrease in securities at market value	323,383
(Increase) decrease in miscellaneous receivables	(4,996)
Increase (decrease) in accounts payable and accrued expenses	118,332
Increase (decrease) in loan payable	(240)
Increase (decrease) in securities short, at market value	(148,054)
Net Cash Provided by Operating Activities	2,442,631
CASH FLOW FROM INVESTING ACTIVITIES	
Acquisition of fixed assets	(3,616)
Net Cash (Used in) Investing Activities	(3,616)
CASH FLOW FROM FINANCING ACTIVITIES	
Capital contributed	825,080
Distributions	(3,324,882)
Net Cash (Used in) Financing Activities	(2,499,802)
DECREASE IN CASH	(60,787)
CASH - JANAURY 1, 2010	155,848
CASH - DECEMBER 31, 2010	$ 95,061

The accompanying notes are an integral part of these financial statements

PROTRADE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

NOTE 1 - ORGANIZATION

ProTrade Securities, LLC was formed on March 6, 2009 in the State of Florida. The Company received authorization to engage in the business of proprietary trading for its own account. The Company is a member of the CBOE Stock Exchange and registered with the Securities and Exchange Commission. The Company clears its security transactions through its clearing broker, Penson Financial Services, Inc. and Electronic Transaction Clearing, Inc.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company has adopted the accrual basis of accounting in the preparation of its financial statements. Consequently, revenue is recognized when earned and expenses are recognized when incurred. Proprietary securities transactions and commissions revenues are recorded on a trade date basis.

Cash and Cash Equivalents

For financial statements purposes the Company considers demand deposits and money market funds to be cash and cash equivalents.

Fixed Assets

Depreciation has been provided primarily by the use of the straight line method over the useful life of the assets. Maintenance and repair costs are charged to operations as incurred, renewals and betterments are charged to the appropriate asset accounts. On retirement or sale of the property, the respective property accounts are reduced by the cost of the property retired or sold and accumulated depreciation thereon is eliminated, and the resulting profits and losses are credited or charged to operations.

NOTE 3 - COMMITMENTS AND CONTINGENT LIABILITIES

Counsel for the Company advises that there is no litigation of a material nature pending against the Company.

As noted above, the Company has no other commitments or contingent liabilities, nor any off-balance sheet risk.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a member of the CBOE Stock Exchange, the Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of 12 1/2% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2010, the Company had net capital of $1,919,009 which exceeded the requirements by $1,819,009.

NOTE 6 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PROTRADE SECURITIES, LLC

COMPUTATION OF NET CAPITAL

AS OF DECEMBER 31, 2010

TOTAL MEMBERS' CAPITAL		$1,961,371
TOTAL MEMBERS' CAPITAL QUALIFIED FOR NET CAPITAL		$1,961,371
DEDUCTIONS OR CHARGES:		
Net book value of fixed assets	$ 5,044	
Other non-allowable assets	4,996	
Total Deductions Or Charges		10,040
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		1,951,331
HAIRCUTS		
Other securities	32,322	
Total Haircuts		32,322
NET CAPITAL		$1,919,009

PROTRADE SECURITIES, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS

AS OF DECEMBER 31, 2010

AGGREGATE INDEBTEDNESS LIABILITIES	
Accrued expenses and taxes	$ 124,581
TOTAL AGGREGATE INDEBTEDNESS	$ 124,581
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	6.49%
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL AFTER ANTICIPATED CAPITAL WITHDRAWALS	6.49%

PROTRADE SECURITIES, LLC

RECONCILIATION OF NET CAPITAL TO SUBMITTED UNAUDITED NET CAPITAL

AS OF DECEMBER 31, 2010

NET CAPITAL PER UNAUDITED X17A-5		$1,924,400
Adjustments:		
Additional haircuts	393	
Non allowable assets	4,996	
Miscellaneous adjustment	2	5,391
NET CAPITAL PER AUDITED REPORT		$1,919,009

PROTRADE SECURITIES, LLC

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

AS OF DECEMBER 31, 2010

MINIMUM NET CAPITAL REQUIRED - 12 1/2% OF TOTAL AGGREGATE INDEBTEDNESS	$ 15,573
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING DEALER	$ 100,000
NET CAPITAL REQUIREMENT	$ 100,000
EXCESS NET CAPITAL	$1,819,009
EXCESS NET CAPITAL AT 1000%	
(Net capital less 10% of aggregate indebtedness)	$1,896,551

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconcilition

To the Members
ProTrade Securities, LLC
321 South Dixie Highway
West Palm Beach, FL 33401

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010 which were agreed to by ProTrade Securities, LLC, Incorporated and the Securities and Exchange Commission, SIPC, solely to assist you in evaluating ProTrade Securities, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). ProTrade Securities, LLC's management is responsible for ProTrade Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of any opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Louis Sternbach & Company LLP

Certified Public Accountants

February 22, 2011
New York, New York

PROTRADE SECURITIES, LLC

SIPC SUPPLEMENTAL REPORT

AS OF DECEMBER 31, 2010

SIPC assessments for the year ended December 31, 2010 totaled $6,635.00, which were paid as follows:

Period Ended	Date Paid	Amount
June 30, 2010	August 6, 2010	$ 160.00
December 31, 2010	February 22, 2011	6,475.00
		$ 6,635.00

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Auditors' Report on Internal Control

To the Members
ProTrade Securities, LLC

In planning and performing our audit of the financial statements of ProTrade Securities, LLC,(the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1333 BROADWAY NEW YORK, NY 10018 TEL. (212) 695-6660 FAX (212) 695-7945

Because of inherent limitations in any internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination or deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Louis Sternbach & Company, LLP

Certified Public Accountants

February 22, 2011
New York, New York

PROTRADE SECURITIES, LLC

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010